EXHIBIT 12.2

The PNC Financial Services Group, Inc. and Subsidiaries

Computation of Ratio of Earnings

to Fixed Charges and Preferred Stock Dividends

	Three Months Ended March 31, 2007		Year Ended December 31
Dollars in millions			2006		2005		2004		2003		2002
Earnings
Pretax income from continuing operations before adjustments for minority interest (1)	$643		$3,930		$1,942		$1,735		$1,568		$1,821
Less:
Income or loss from equity method investees	63		50
Add:
Distributed income of equity method investees	29		20
Fixed charges and preferred stock dividends excluding interest on deposits	240		842		663		358		347		433

Subtotal	849		4,742		2,605		2,093		1,915		2,254
Interest on deposits	468		1,590		981		484		457		659

Total	$1,317		$6,332		$3,586		$2,577		$2,372		$2,913

Fixed charges
Interest on borrowed funds	$224		$777		$599		$298		$258		$315
Interest component of rentals	16		64		63		58		59		58
Amortization of notes and debentures							1		1		1
Distributions on mandatorily redeemable capital securities of subsidiary trusts									28		58
Preferred stock dividend requirements			1		1		1		1		1

Subtotal	240		842		663		358		347		433
Interest on deposits	468		1,590		981		484		457		659

Total	$708		$2,432		$1,644		$842		$804		$1,092

Ratio of earnings to fixed charges and preferred stock dividends
Excluding interest on deposits	3.54	x	5.63	x	3.93	x	5.85	x	5.52	x	5.21	x
Including interest on deposits	1.86		2.60		2.18		3.06		2.95		2.67

(1)	As defined in Item 503(d) of Regulation S-K.